Mail Stop 3561

January 30, 2007

Mr. John Vogel
Executive Officer
International Imaging Systems, Inc.
2419 E. Commercial Boulevard, Suite 307
Ft. Lauderdale, Florida  33308

      **RE:**    **International Imaging Systems, Inc.**
                  **Form 10-KSB/A for Fiscal Year Ended December 31, 2005,**
                  **Filed July 28, 2006**
                  **Form 10-QSB for Fiscal Quarter Ended September 30, 2006,**
                  **Filed November 17, 2006**
                  **File No. 0-25413**

Dear Mr. Vogel:

      We have reviewed your response dated October 27, 2006 to our comment letter dated October 23, 2006 and have the following comments.  Where indicated, we think you should revise your disclosures in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.   Please provide a written response to our comments.   Please be as detailed as necessary in your explanation.  We may have further comment after reviewing your response.

   Form 10-QSB for Fiscal Quarter Ended September 30, 2006

   Item 3. Controls and Procedures, page 15

1. You disclose that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were designed to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported with the time periods specified in the SEC's rules and forms and are operating in an effective manner.  In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that such information is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  In this regard, please note that you are not required to set forth the definition of controls and procedures in the conclusion of your officers regarding the effectiveness of your disclosure controls and procedures, but if you include a definition it should be the entire definition in Rule 13a-15(e) or 15d-15(e) of the Exchange Act.  In addition, the conclusion of your officers regarding the effectiveness of your disclosure controls and procedures should also be revised to clearly state whether or not your disclosure controls and procedures (as defined

in Rules 13a-15(e) and 15d-15(3e) of the Exchange Act) are effective as of the end of the period covered by the report.  See Item 307 of Regulation S-X.

<u>Exhibits 31.1 and 31.2 Certifications</u>

2.  In future filings, please revise your certifications to eliminate the titles of the certifying persons from the first sentence of the certifications.  Please see the certification in Item 601(b)(31) of Regulation S-B.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters.  In her absence, please contact me at (202) 551-3344 with any other questions.

Sincerely,


William H. Thompson
Branch Chief